Report of Independent Registered Public
Accounting Firm

The Board of Directors of
BNY Mellon Investment Funds IV, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Tax Managed
Growth Fund, BNY Mellon Institutional S&P 500 Stock
Index Fund, BNY Mellon Bond Market Index Fund
(collectively, the "October 31st Funds") and BNY Mellon Floating Rate Income Fund (the "August 31st Fund"), (collectively with the October 31st Funds, the "Funds"), each a series of BNY Mellon Investment Funds IV, Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940
(the Act) as of May 31, 2022. Management is responsible for its assertion about compliance with those requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Fund's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with
attestation standards established by the American Institute
of Certified Public Accountants. Those standards require
that we plan and perform the examination to obtain
reasonable assurance about whether management's
assertion about compliance with the specified requirements
is fairly stated, in all material respects. An examination
involves performing procedures to obtain evidence about
whether management's assertion is fairly stated in all
material respects. The nature, timing, and extent of the
procedures selected depend on our judgement, including an
assessment of the risks of material misstatement of
management's assertion, whether due to fraud or error. We
believe that the evidence we obtained is sufficient and
appropriate to provide a reasonable basis for our opinion.
Included among our procedures were the following tests
performed as of May 31, 2022, and with respect to
agreement of security purchases and sales, for the period
from October 31, 2021, (the date of the October 31st Funds'
last examination) and for the period from September 30,
2021 (the date of the August 31st Fund's last examination)
through May 31, 2022:
1.	Count and inspection of all securities located in the vault of
The Bank of New York Mellon Corporation in 570
Washington Blvd, Jersey City, NJ 07310 or where
inspection could not be performed, application of
alternative procedures;
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers or pledgees, if any;
3.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Funds' securities per the books and
records of the Funds to those of the Custodian;
5.	Agreement of pending purchase and sale activity for the
Funds as of May 31, 2022, if any, to documentation of corresponding subsequent bank statements;

6.	Agreement of five security purchases and five security
sales or maturities, since the date of the last examination, from the books and records of each fund to corresponding bank statements;

7.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control
Report ("SOC 1 Report") for the period April 1, 2021 -
March 31, 2022 and noted no relevant findings were reported in the areas of Asset Custody and Trade
Settlement.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2022, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Directors of BNY Mellon Investment Funds IV, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

      /s/ KPMG LLP
New York, New York
December 7, 2022













					December 7, 2022
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940


We, as members of management of BNY Mellon Floating
Rate Income Fund (the "August 31st Fund"), and BNY
Mellon Tax Managed Growth Fund, BNY Mellon
Institutional S&P 500 Stock Index Fund, BNY Mellon
Bond Market Index Fund (collectively, the "October 31st Funds"), (collectively with the August 31st Fund, the "Funds"), a series of BNY Mellon Investment Funds IV,
Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment
Companies" of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2022, as well as for the period from October 31, 2021 (the date of the October 31st Funds' last examination) and for the period from September 30, 2021 (the date of the August 31st Fund's last examination) through May 31, 2022.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2022, as well as for the period from October 31, 2021 (the date of the October 31st Funds' last examination) and for the period from September 30, 2021 (the date of the August 31st Fund's last examination) through May 31,
2022, with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Investment Funds IV, Inc.

Jim Windels
Treasurer

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